Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on February 22, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NURIX THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	27-0838048
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1700 Owens Street, Suite 205

San Francisco, CA 94158

(415) 660-5320

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arthur T. Sands

President and Chief Executive Officer

Nurix Therapeutics, Inc.

1700 Owens Street, Suite 205

San Francisco, CA 94158

(415) 660-5320

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael A. Brown, Esq. Amanda L. Rose, Esq. Robert A. Freedman, Esq. Jennifer J. Hitchcock, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Christine Ring General Counsel Nurix Therapeutics, Inc. 1700 Owens Street, Suite 205 San Francisco, CA 94158 (415) 660-5320	Alan F. Denenberg, Esq. Emily Roberts, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	¨	Accelerated filer	¨
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	$	$

(1)	The proposed maximum aggregate offering price includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated    , 2021

Preliminary prospectus

                    shares

Common stock

We are offering                shares of our common stock.

Our common stock is listed on the Nasdaq Global Market under the symbol “NRIX.” The last reported sale price of our common stock on the Nasdaq Global Market on                 , 2021 was $                per share. The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout this prospectus may not be indicative of the final offering price.

We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Nurix Therapeutics, Inc., before expenses	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to                  additional shares of common stock at the public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See the section titled “Risk factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares of common stock to purchasers on                , 2021.

J.P. Morgan	Piper Sandler	Stifel

RBC Capital Markets		Needham & Company

Prospectus dated                , 2021

Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before deciding to invest in shares of our common stock, you should read this summary together with the more detailed information, including our consolidated financial statements and the accompanying notes, which are incorporated by reference into this prospectus. You should carefully consider, among other things, the matters discussed in the sections entitled “Summary consolidated financial data” and “Risk factors” included elsewhere in this prospectus and our consolidated financial statements and the accompanying notes and “Management’s discussion and analysis of financial condition and results of operations” incorporated by reference into this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section entitled “Special note regarding forward-looking statements.” Unless the context otherwise requires, we use the terms “Nurix,” “company,” “we,” “us” and “our” in this prospectus to refer to Nurix Therapeutics, Inc. and its subsidiary.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of small molecule therapies designed to modulate cellular protein levels as a novel treatment approach for cancer and other challenging diseases. Leveraging our extensive expertise in E3 ligases together with our proprietary DNA-encoded libraries, we have built DELigase, an integrated discovery platform to identify and advance novel drug candidates targeting E3 ligases, a broad class of enzymes that can modulate proteins within the cell. Our drug discovery approach is to either harness or inhibit the natural function of E3 ligases within the ubiquitin-proteasome system, or UPS, to selectively decrease or increase cellular protein levels. Our wholly owned pipeline comprises targeted protein degraders of Bruton’s tyrosine kinase, or BTK, a B-cell signaling protein, and inhibitors of Casitas B-lineage lymphoma proto-oncogene-B, or CBL-B, an E3 ligase that regulates T-cell activation.

Our lead drug candidate from our protein degradation portfolio, NX-2127, is an orally available BTK degrader with immunomodulatory drug, or IMiD, activity for the treatment of relapsed or refractory B-cell malignancies. We filed an investigational new drug application, or IND, for NX-2127 in December 2020 and received clearance by the U.S. Food and Drug Administration, or FDA, to initiate human clinical trials. We expect to dose the first patient in a Phase 1 clinical trial for NX-2127 in the first quarter of 2021. Our second drug candidate from our protein degradation portfolio, NX-5948, is an orally bioavailable BTK degrader without IMiD activity for the treatment of relapsed or refractory B-cell malignancies and potentially autoimmune diseases. We anticipate commencing a Phase 1 clinical trial for NX-5948 in the second half of 2021. Our lead drug candidate from our E3 ligase inhibitor portfolio, NX-1607, is an orally available CBL-B inhibitor for immuno-oncology indications. We expect to commence a Phase 1 clinical trial for NX-1607 in the second half of 2021. We are also advancing the development of a CBL-B inhibitor, NX-0255, for ex vivo use to enhance adoptive T-cell therapy. We anticipate commencing a Phase 1 clinical trial for our first cell therapy candidate, DeTIL-0255, in the second half of 2021. Beyond these portfolios, we are advancing additional wholly owned, preclinical programs that may expand our therapeutic areas beyond oncology to autoimmune disease and viral diseases, including COVID-19. Our therapeutic areas may be further expanded through our established strategic collaborations with Sanofi S.A., or Sanofi, and Gilead Sciences, Inc., or Gilead.

In disease settings where currently available treatments are limited by suboptimal efficacy or safety, or where relevant protein targets are not druggable by conventional means, we believe targeted protein modulation

Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

represents a novel treatment paradigm with the potential to improve upon or become the standard of care. Recent advances in the field have highlighted the significant therapeutic potential of E3 ligases in promoting targeted protein degradation. In addition, we believe the largely unexplored area of inhibiting E3 ligases directly to increase protein levels represents an equally promising approach. Using our powerful DELigase platform, we have the ability to discover small molecule drug candidates to decrease or increase protein levels by either harnessing or inhibiting the activity of the appropriate E3 ligase, depending on the desired therapeutic effect. We have carefully selected and are progressing over 30 E3 ligases to expand the universe of E3 ligases that can be modulated beyond cereblon and von Hippel-Lindau, the two predominantly used in the field today. Our DNA-encoded library, or DEL, collection consists of billions of small molecule compounds used to identify potential binders to ligases and protein targets as critical starting points in our drug discovery process. The differentiation of our protein modulation platform is in its breadth and versatility, enabling us to alter protein levels either upward or downward for both clinically validated targets, such as BTK, and for targets previously thought to be “undruggable”; that is, proteins that could not be addressed by conventional pharmacological means such as CBL-B.

We have entered into several revenue generating collaborations with large biopharmaceutical companies to leverage our DELigase platform for drug discovery. In December 2019, we entered into a global strategic collaboration with Sanofi, which was subsequently expanded and amended in January 2021, to discover, develop and commercialize a pipeline of innovative targeted protein degradation drug candidates for patients with challenging diseases in multiple therapeutic areas. In June 2019, we entered into a global strategic collaboration with Gilead to discover, develop and commercialize innovative targeted protein degradation drug candidates for a wide range of diseases including cancer. Both collaborations allow us to further advance our future pipeline with ten currently identified targets included in these collaborations. In aggregate, we have received approximately $286.0 million in non-dilutive financing from our collaborators to date, and as of November 30, 2020, we are eligible to receive up to $4.8 billion in potential future fees and milestone payments, as well as royalties on future product sales. We retain options for co-development and co-commercialization rights in the United States for up to four drug candidates discovered under these collaborations.

We have assembled a management team with substantial experience in discovery, development and approval of drugs at leading biopharmaceutical companies. Our scientific founders, Drs. John Kuriyan, Michael Rapé and Arthur Weiss, are leaders in E3 ligase and T-cell biology and continue to provide important scientific guidance and insights to us. We believe that our team is ideally positioned to leverage our highly differentiated and innovative platform to discover and develop a pipeline of breakthrough therapeutics.

Our approach

The UPS is responsible for regulating and maintaining normal protein levels in the cell. An important class of enzymes called E3 ligases mediate this process with a high degree of specificity by recognizing individual proteins and catalyzing the attachment of ubiquitin protein tags to their surface. Proteins marked with chains of ubiquitin are then shuttled to the proteasome for degradation and removal from the cell. In addition to protein degradation, E3 ligases also mediate other functions such as protein localization, receptor internalization, protein signaling and protein quality control. There are over 600 E3 ligases encoded within the human genome, representing more than 5% of genes. The prevalence of the E3 ligase class of enzymes reflects the diversity of their physiological roles and biological significance and may allow for the creation of a wide spectrum of ligase-targeted therapeutics.

Our approach leverages the specificity of E3 ligases and the natural function of the UPS to regulate the cellular proteome for therapeutic effect. Development of therapies that modulate E3 ligases has been historically

Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

limited by the inherent difficulties in building biochemical and cellular assays relevant for measuring E3 ligase function, as well as by the relative lack of mechanistic understanding of this critical class of proteins. Through our focused efforts and investment over the past several years, we have developed proprietary tools, in-depth knowledge and expertise relating to E3 ligases as targets for drug discovery. In addition, we have assembled a team that has extensive experience applying DEL discovery technologies to a wide variety of proteins including targets previously considered undruggable. Together, these capabilities and insights have allowed us to develop a powerful platform technology called DELigase to identify and advance novel drug candidates that either selectively increase or decrease protein levels within the cell.

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Harnessing E3 ligases. We apply our platform to utilize the ubiquitination function of E3 ligases for targeted protein degradation. Our DELigase platform enables us to identify binders to E3 ligases, which we refer to as harnesses, as well as binders to degradation targets. We use these molecular starting points to design compounds using a modular approach that connects an E3 ligase harness to a target protein binder with a linker. We refer to these bifunctional molecules as chimeric targeting molecules, or CTMs, which function by bringing the E3 ligase into proximity of the target protein to trigger its ubiquitination and degradation.

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Inhibiting E3 ligases. By inhibiting the function of E3 ligases, it is possible to rapidly increase specific protein levels to control biological pathways. Increasing the levels of distinct sets of proteins could be a powerful approach to blocking pathological processes and restoring normal physiology. Our DELigase platform enables the identification of inhibitors through parallel screening of distinct E3 ligase activity states using chemical matter tailored specifically for binding to E3 ligases. Our substantial expertise in E3 ligase biochemistry and biology has allowed us to identify and develop potent inhibitors of E3 ligases that play pivotal roles in T-cell signaling and immune cell function.

Our DELigase platform combines our proprietary DELs and E3 ligase expertise to empower efficient drug discovery. DEL technology is well suited to finding new binders for targets thought to be undruggable, which include the vast majority of proteins encoded in the human genome including E3 ligases.

Our drug candidates

Our pipeline consists of a protein degradation portfolio of CTM drug candidates that degrade target proteins and our ligase inhibitor portfolio of drug candidates that raise substrate protein levels. These two portfolios demonstrate our ability to both increase and decrease protein levels in cells through the modulation of E3 ligases.

*Expected commencement of Phase 1 clinical trial timing based on calendar year quarters.

Our protein degradation portfolio includes a series of CTMs that catalyze potent and specific degradation of BTK, a well validated target for B-cell malignancies. Our lead BTK degrader drug candidate, NX-2127, is an orally

Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

available CTM for the treatment of relapsed or refractory B-cell malignancies including non-Hodgkin lymphoma and chronic lymphocytic leukemia. In preclinical studies, we have demonstrated the ability of certain of our BTK CTMs to degrade BTK in tumor cell lines harboring either wild type BTK and the C481S mutation in BTK that confers resistance to currently marketed BTK inhibitors. In addition to degrading BTK, NX-2127 was also designed to have IMiD activity. Based on our preclinical data, we believe NX-2127 has the potential to demonstrate improved clinical benefit over current standard-of-care in multiple oncology indications. We filed an IND for NX-2127 in December 2020 and received clearance by the FDA to initiate human clinical trials. We expect to dose the first patient in a Phase 1 clinical trial for NX-2127 in the first quarter of 2021.

Our second BTK CTM drug program, NX-5948, is a BTK degrader designed to have limited or no IMiD activity for potential applications in indications where sparing IMiD activity may be beneficial. NX-5948 has demonstrated significant anti-tumor activity against the C481S mutation in preclinical models. Importantly, preclinical studies indicate that NX-5948 crosses the blood brain barrier and has BTK degradation activity in the central nervous system, a characteristic that further distinguishes it from NX-2127. We have also demonstrated that NX-5948 has significant anti-inflammatory activity in animal models for autoimmune disease, achieving levels of activity comparable to the dexamethasone positive control (see figure below). We expect to commence a Phase 1 clinical trial of NX-5948 for B-cell malignancies in the second half of 2021.

NX-5948 Shows Significant Anti-Inflammatory Activity in Arthritis Model

Our E3 ligase inhibitor portfolio is comprised of a series of small molecule inhibitors of CBL-B, which functions as an intracellular checkpoint regulating activation of T cells, B-cells and NK cells. In preclinical studies, primary human T cells exposed to our lead oral CBL-B ligase inhibitor drug candidate NX-1607 demonstrated increased T-cell activation in the absence of co-stimulation with CD3 and CD28, a potential advantage in a suppressive tumor microenvironment. In addition, NX-1607 has been shown in preclinical models to increase T-cell proliferation and result in increased secretion of interleukin-2, or IL-2, a key cytokine involved in immune activation. We believe that oral delivery of CBL-B inhibitors has the potential to drive immune cell activation and stimulation of localized IL-2 secretion, leading to enhanced anti-tumor response. As an intracellular immune checkpoint inhibitor, we believe NX-1607 has potential utility across a wide range of oncology indications. We expect to commence a Phase 1 clinical trial in the second half of 2021. We are also planning the development of a second CBL-B ligase inhibitor, NX-0255, for ex vivo use. We believe incorporating NX-0255 into adoptive cell therapy has the potential to enhance T-cell proliferation and phenotype to improve anti-tumor

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activity. We intend to create new drug-enhanced tumor infiltrating lymphocytes therapies through our drug-enhanced tumor infiltrating lymphocyte, or DeTIL, program and expect to commence a Phase 1 clinical trial using NX-0255 to produce an autologous cellular therapy we call DeTIL-0255 in the second half of 2021. In addition, we have established DeCART Therapeutics Inc., or DeCART, a wholly owned subsidiary, to advance new drug-enhanced chimeric antigen receptor T-cell therapies.

We have advanced our DELigase platform to include machine learning capabilities to enhance our ability to identify novel small molecule binders to challenging protein targets. Beyond our current programs, we are extending our degrader and inhibitor portfolios both on our own and with partners by developing new CTM degraders and ligase inhibitors for a number of targets for which we believe the protein modulation modality can be clinically advantageous over existing therapies. These programs and future programs may have the potential to address diseases with significant unmet need, including autoimmune disease, viral diseases, cancer and neurodegeneration. We have successfully screened our DELs against protein targets of SARs COV-2 that are critical to viral function once it enters the cell, with the goal of developing anti-viral drug candidates that may have activity in COVID-19 including diseases associated with spike protein variants that have been recently identified. By focusing on highly conserved proteins within the SARs family of viruses, we intend to design our small molecule degraders of viral protein targets to allow for the development of pan-SARs antiviral agents. Our strategy may have applications in other viral diseases as well. We have identified highly potent binders directly from our DEL screens, including a 3.1 nM binder of a viral protein target, and solved its X-ray crystal structure (figure below). We have progressed a series of viral protein binders into CTM production for testing in cellular models and expect to identify degraders of the SARs COV-2 targets by the end of 2021.

Based on published studies, we believe our DEL hit is one of the most potent, non-covalent binders to date for one of the SARs COV-2 targets that we have identified in our COVID-CTM programs.

Chemotype 3 is a highly potent binder of a SARs COV-2 intracellular protein target

Strategy

Our strategy is to leverage our DELigase platform to discover breakthrough therapies to improve upon existing drugs and address targets that are thought to be undruggable with current modalities. The key elements of our strategy are to:

•	Advance our lead programs through clinical development toward FDA submission and commercialization, if approved;

Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

•	Advance our preclinical candidates to IND-enabling studies;

•	Enhance and expand our DELigase platform;

•	Discover and develop new targeted protein modulation drug candidates;

•	Explore additional strategic collaborations to fully exploit our DELigase platform; and

•	Maximize the commercial potential of our drug candidates.

Risks affecting us

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk factors” immediately following this prospectus summary and the documents incorporated herein by reference. These risks include, among others, the following:

•	We have incurred significant losses since our inception. We expect to incur losses over at least the next several years and may never achieve or maintain profitability.

•	We have never generated revenue from product sales and may never be profitable.

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We will need substantial additional funding. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our research or product development programs or future commercialization efforts.

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We are very early in our development efforts. We only recently initiated clinical development of our first drug candidate and all of our other drug candidates are in preclinical development. If we are unable to advance to clinical development, develop, obtain regulatory approval for and commercialize our drug candidates or experience significant delays in doing so, our business may be materially harmed.

•	Our limited operating history may make it difficult to evaluate the success of our business to date and to assess our future viability.

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If serious adverse events, undesirable side effects, or unexpected characteristics are identified during the development of any drug candidates we may develop, we may need to abandon or limit our further clinical development of those drug candidates.

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We expect to dose the first patient in our first clinical trial in the first quarter of 2021, and we have not tested any of our other drug candidates in clinical trials. The results of preclinical studies and early-stage clinical trials may not be predictive of future results. Initial success in clinical trials may not be indicative of results obtained when these trials are completed or in later-stage trials.

•	We face substantial competition in an environment of rapid technological change, which may result in others discovering, developing or commercializing products before or more successfully than we do.

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We expect to depend on collaborations with third parties for the research, development and commercialization of certain of the drug candidates we may develop. If any such collaborations are not successful, we may not be able to capitalize on the market potential of those drug candidates.

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We rely on contract manufacturing organizations for the manufacture of both drug substance and finished drug product for our drug candidates for preclinical testing and expect to continue to do so for our clinical trials and commercialization. This reliance on third parties may increase the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

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Our commercial success and ability to effectively compete in the market depends, in part, upon our ability and the ability of our collaborators to obtain and maintain adequate patent protection for our technology, current drug candidates and any future drug candidates that we may develop and our ability to develop, manufacture, market and sell our drug candidates and future drug candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property of others.

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Our business, operations, clinical development plans, the timing of regulatory filings and regulatory approvals and the achievement of milestones could be adversely affected by the current COVID-19 pandemic.

Corporate information

We were incorporated under the laws of the State of Delaware in August 2009 under the name Kura Therapeutics, Inc. We subsequently changed our name to Nurix, Inc. in February 2012 and then to Nurix Therapeutics, Inc. in October 2018. Our principal executive offices are located at 1700 Owens Street, Suite 205, San Francisco, California 94158, and our telephone number is (415) 660-5320. Our website address is www.nurixtx.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

The mark “Nurix” is our registered trademark in Canada, France, Germany, Italy, Japan, Mexico, Spain and the United Kingdom and for which we have a pending trademark application in the United States. The marks “DELigase,” “DeCART” and “DeTIL” are our trademarks for which we have a pending trademark application in the United States. The Nurix logo is our common law trademark. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

Implications of being an emerging growth company and smaller reporting company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	not being required to comply with the auditor attestation requirements on the effectiveness of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

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We may use these provisions until November 30, 2025, the last day of our fiscal year following the fifth anniversary of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and the documents incorporated herein by reference and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we are not subject to the same new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards during the period in which we remain an emerging growth company. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million as of the prior May 31 and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We will continue to be a “smaller reporting company” if either (i) the market value of our stock held by non-affiliates is less than $250.0 million as of the prior May 31 or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million as of the prior May 31. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

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The offering

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), at an assumed public offering price of $ per share, the last reported sale price of our common stock on the Nasdaq Global Market on , 2021, after deducting the underwriting discounts and commissions and estimated offering expenses.

We currently intend to use the net proceeds we receive from this offering to support continued Phase 1 clinical development of our lead drug candidate NX-2127 and the progression of our three additional wholly owned programs NX-1607, NX-5948, and DeTIL-0255. In addition, we currently expect to use the net proceeds to develop our other drug discovery programs in autoimmune diseases and viral diseases, to augment our DELigase platform capabilities and for general corporate purposes.

Risk factors	You should read the section titled “Risk factors” in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	“NRIX”

The number of shares of our common stock to be outstanding after this offering is based on 38,864,872 shares of our common stock outstanding as of November 30, 2020 and excludes:

•	4,387,862 shares of our common stock issuable upon the exercise of stock options outstanding as of November 30, 2020, with a weighted-average exercise price of $10.43 per share;

•	950,732 shares of our common stock issuable upon the exercise of stock options granted between December 1, 2020 and February 22, 2021, with a weighted-average exercise price of $39.42 per share; and

•

3,765,684 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 3,035,684 shares of common stock reserved for future issuance under our 2020 Plan, or the 2020 Plan, as of November 30, 2020 (which number of shares does not include the stock options to purchase shares of our common stock granted after November 30, 2020) and (ii) 730,000 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or the 2020 ESPP. The shares

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available for issuance under our 2020 Plan include the shares of our common stock that were previously reserved for issuance under our 2012 Equity Incentive Plan when our 2020 Plan became effective, and we ceased granting awards under the 2012 Plan. Our 2020 Plan and 2020 ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in the section titled “Executive compensation—Equity compensation plans and other benefit plans.”

Except as otherwise indicated, all information in this prospectus assumes no exercise of outstanding stock options after November 30, 2020 and no exercise by the underwriters of their option to purchase up to an additional              shares of our common stock from us in this offering.

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Summary consolidated financial data

The following tables set forth our summary statements of operations and consolidated balance sheet data. We derived our summary statements of operations data for the years ended November 30, 2019 and 2020 from our audited financial statements incorporated by reference into this prospectus. The following summary financial data should be read in conjunction with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes incorporated by reference into this prospectus. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes incorporated by reference into this prospectus.

	Year ended November 30,
(in thousands, except share and per share amounts)	2019	2020

Statements of operations:
Collaboration revenue(1)	$31,115	$17,820
Operating expenses:
Research and development	45,025	66,494
General and administrative	8,326	16,309
Total operating expenses	53,351	82,803

Loss from operations	(22,236)	(64,983)
Interest income	776	1,206

Loss before provision (benefit) for income taxes	(21,460)	(63,777)
Provision (benefit) for income taxes	239	(20,535)

Net loss	$(21,699)	$(43,242)

Other comprehensive loss
Unrealized gain on available-for-sale investments	2	89

Total comprehensive loss	$(21,697)	$(43,153)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(6.59)	$(2.76)

(1)	Collaboration revenue for the years ended November 30, 2019 and 2020 includes related party revenue of $28.4 million and $0, respectively.

(2)	See Note 2 of the notes to our audited financial statements incorporated by reference into this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders and basic and diluted weighted-average number of shares used in the computation of the per share amounts.

	As of November 30, 2020
(in thousands)	Actual	As adjusted(1)

Balance sheet data:
Cash, cash equivalents and investments	$372,038
Working capital(2)	253,895
Total assets	396,343
Total liabilities	106,074
Accumulated deficit	(103,698)
Total stockholders’ equity	290,269

(1)

The as adjusted consolidated balance sheet data as of November 30, 2020 reflects the sale of            shares of our common stock in this offering, at an assumed public offering price of $            per share, the last reported sale price of our common stock on the Nasdaq Global Market on            , 2021, after deducting the underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase

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(decrease) in the assumed public offering price of $            per share would increase (decrease) each of cash, cash equivalents and investments, working capital, total assets and total stockholders’ equity by $            million, assuming that the number of shares offered, as set forth on the cover page of this prospectus remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and investments, working capital, total assets and total stockholders’ equity by approximately $            million, assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions.

(2)	We define working capital as current assets less current liabilities.

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Risk factors

Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described below and in our Annual Report on Form 10-K for the fiscal year ended November 30, 2020, together with the other information contained in or incorporated by reference into this prospectus, including our consolidated financial statements, the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the documents incorporated by reference into this prospectus. We cannot assure you that any of the events discussed below and incorporated by reference into this prospectus will not occur. These events could have a material and adverse impact on our business, financial condition, results of operations and prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks related to this offering

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expense related to the ongoing development of our drug candidates, DELigase platform, DeTIL or future development programs;

•	results of preclinical and clinical trials, or the addition or termination of clinical trials or funding support by us or by existing or future collaborators or licensing partners;

•

our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any of our drug candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such drug candidates;

•	regulatory developments affecting our drug candidates or those of our competitors; and

•	changes in general market and economic conditions.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

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Our stock price may be volatile and you could lose all or part of your investment.

The trading price of our common stock has been, and following this offering likely will continue to be, highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. As a result of this volatility, investors may not be able to sell their common stock at or above the public offering price. The market price for our common stock may be influenced by many factors, including the following:

•	results of preclinical studies and clinical trials of our drug candidates, or those of our competitors or our existing or future collaborators;

•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our drug candidates;

•	the success of competitive products or technologies;

•	introductions and announcements of new products by us, our collaboration partners, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to our drug candidates, clinical studies, manufacturing process or sales and marketing terms;

•	actual or anticipated variations in our financial results or in those of companies that are perceived to be similar to us;

•	the success of our efforts to acquire or in-license additional technologies, products or product candidates;

•	developments concerning our current or future collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our drug candidates and products;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may provide to the market;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	announcement and expectation of additional financing efforts;

•	speculation in the press or investment community;

•	trading volume of our common stock;

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•	sales of our common stock by us or our stockholders;

•	the concentrated ownership of our common stock;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	effects of public health crises, pandemics and epidemics, such as COVID-19;

•	natural disasters and other calamities; and

•	general economic, industry and market conditions.

In addition, the stock market in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility, including as a result of the COVID-19 pandemic, that often has been unrelated or disproportionate to the operating performance of the issuer. Furthermore, the trading price of our common stock may be adversely affected by third-parties trying to drive down the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines and their activities can negatively affect our stock price. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

You will suffer immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will suffer immediate and substantial dilution in the net tangible book value of our common stock that you purchase in this offering. Assuming a public offering price of $             per share, the last reported sale price of our common stock on the Nasdaq Global Market on            , 2021, purchasers of common stock in this offering will experience immediate dilution of $             per share in net tangible book value of our common stock. In the past, we issued options to acquire common stock at prices below the public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

For a further description of the dilution you will experience immediately after this offering, see the section entitled “Dilution.”

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of January 31, 2021, prior to this offering, our executive officers, directors and affiliates beneficially owned approximately 39% of our voting stock and, upon the completion of this offering, that same group will hold approximately            % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options). As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, amendment of our organizational documents, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale

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of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and may cause the price of our common stock to decline.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting our planned clinical trials, manufacturing and commercialization efforts, expanded research and development activities and costs associated with operating as a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have            shares of common stock outstanding based on the number of shares outstanding as of November 30, 2020. This includes the             shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless they were purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, in which case they would only be able to be sold in compliance with the requirements of Rule 144.

In connection with this offering, subject to certain exceptions, we, all of our directors and executive officers, and certain of our significant stockholders, have agreed not to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of J.P. Morgan Securities LLC for a period of 90 days from the date of this prospectus for our directors and executive officers and 60 days from the date of this prospectus for certain of our significant stockholders.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

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Special note regarding forward-looking statements

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by such terminology as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements about:

•	the timing of our planned IND submissions for our lead drug candidates and other drug candidates;

•

the timing and conduct of our clinical trial programs for our lead drug candidates NX-2127 and NX-1607 and other drug candidates, including statements regarding the timing of initiation of the clinical trials;

•	the timing of, and our ability to obtain, marketing approvals for our lead drug candidates NX-2127 and NX-1607 and other drug candidates;

•	our plans to pursue research and development of other drug candidates;

•	the potential advantages of our DELigase platform and our drug candidates;

•	the extent to which our scientific approach and DELigase platform may potentially address a broad range of diseases;

•	the potential benefits of our arrangements with Sanofi and Gilead;

•	the timing of and our ability to obtain and maintain regulatory approvals for our drug candidates;

•	the potential receipt of revenue from future sales of our drug candidates;

•	the rate and degree of market acceptance and clinical utility of our drug candidates;

•	our estimates regarding the potential market opportunity for our drug candidates;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to establish and maintain arrangements for the manufacturing of our drug candidates;

•	the impact of the ongoing coronavirus, or COVID-19, pandemic on our business, clinical trials, financial condition, liquidity and results of operations;

•	the potential achievement of milestones and receipt of royalty payments under our collaborations;

•	our ability to enter into additional collaborations with third parties;

•	our intellectual property position;

•	our expectations related to the use of proceeds to us from this offering;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

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•	the impact of government laws and regulations; and

•	our competitive position.

Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control, including those described in the section titled “Risk factors” and elsewhere in this prospectus and the documents incorporated by reference into this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus, the documents incorporated by reference into this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission, or the SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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Market and industry data

The information contained in or incorporated by reference into this prospectus contains estimates and other statistical data made by independent parties and by us relating to our industry and the markets in which we operate, including our general expectations and market position, market opportunity, the incidence of certain medical conditions and other industry data. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

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Use of proceeds

We estimate that the net proceeds from our sale of              shares of our common stock in this offering at the public offering price of $            per share, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $            million. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive additional net proceeds of $            million.

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions.

We currently intend to use the net proceeds we receive from this offering to support continued Phase 1 clinical development of our lead drug candidate NX-2127, a potent and selective degrader of BTK in relapsed and refractory B-cell malignancies, and the progression of our three additional wholly owned programs NX-1607, NX-5948, and DeTIL-0255, including preparations for the rapid expansion and acceleration of the development of one of our drug candidates if we obtain supportive clinical data and regulatory guidance. In addition, we currently expect to use the net proceeds to develop our other drug discovery programs in autoimmune disease and viral diseases, to augment our DELigase platform capabilities and for general corporate purposes, which may include hiring of additional personnel, as well as capital and facilities expenditures.

Based on our planned use of the net proceeds, we estimate such funds, together with our existing cash, cash equivalents and investments, will be sufficient for us to fund our operating expenses and capital expenditure requirements through                     . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

The expected use of the net proceeds to us from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. We may use a portion of the net proceeds to us from this offering for the acquisition of, or investment in, technologies, intellectual property or businesses that complement our business, although we have no present commitments or agreements to this effect.

The amounts and timing of our future expenditures and the extent of drug candidate development may vary significantly depending on numerous factors, including the status, results and timing of our current preclinical studies and clinical trials and those we may commence in the future, product approval process with the FDA and other regulatory agencies, our current collaborations and any new collaborations we may enter into with third parties and any unforeseen cash needs. As a result, our board of directors and management will retain broad discretion over the allocation of the net proceeds to us from this offering.

The expected net proceeds to us from this offering will not be sufficient for us to fund any of our drug candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our drug candidates.

Pending their use as described above, we intend to invest the net proceeds to us from this offering in marketable securities that may include investment-grade interest-bearing securities, money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

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Dividend policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

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Capitalization

The following table sets forth our cash, cash equivalents and investments and capitalization as of November 30, 2020 on:

•	an actual basis; and

•

an as adjusted basis, giving effect to the sale of             shares of common stock in this offering, at an assumed public offering price of $            per share, the last reported sale price of our common stock on the Nasdaq Global Market on            2021, after deducting the underwriting discounts and commissions and estimated offering expenses.

The as adjusted information below is illustrative only, and our cash, cash equivalents and investments, additional paid-in capital, total stockholders’ equity, and total capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes, each incorporated by reference into this prospectus.

	As of November 30, 2020
(in thousands, except share and per share data)	Actual	As adjusted(1)
Cash, cash equivalents and investments	$372,038	$

Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—		—
Common stock, $0.001 par value: 500,000,000 shares authorized, 38,864,872 shares issued and outstanding, actual; 500,000,000 shares authorized, shares issued and outstanding, as adjusted	39
Additional paid-in-capital	393,841
Accumulated other comprehensive income	87
Accumulated deficit	(103,698)

Total stockholders’ equity	290,269

Total capitalization	$290,269	$

(1) A $1.00 increase (decrease) in the assumed public offering price of $             per share, the last reported sale price of our common stock on The Nasdaq Global Market on             , 2021, would increase (decrease) each of cash, cash equivalents and investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered would increase (decrease), cash, cash equivalents and investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions.

The table above excludes the following shares:

•	4,387,862 shares of common stock issuable upon the exercise of stock options outstanding as of November 30, 2020, with a weighted-average exercise price of $10.43 per share;

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•	950,732 shares of common stock issuable upon the exercise of stock options granted between December 1, 2020 and February 22, 2021, with a weighted-average exercise price of $39.42 per share; and

•

3,765,684 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 3,035,684 shares of common stock reserved for future issuance under our 2020 Plan as of November 30, 2020 (which number of shares does not include the stock options to purchase shares of our common stock granted after November 30, 2020) and (ii) 730,000 shares of common stock reserved for future issuance under our 2020 ESPP. Our 2020 Plan and 2020 ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in the section titled “Executive compensation—Equity compensation plans and other benefit plans.”

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Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after this offering.

As of November 30, 2020, our historical net tangible book value was approximately $290.3 million, or $7.47 per share of common stock. Net tangible book value per share represents the amount of our tangible assets less our liabilities divided by the total number of shares of our common stock outstanding as of November 30, 2020.

After giving effect to the sale of             shares of our common stock at an assumed public offering price of $            per share, the last reported sale price of our common stock on the Nasdaq Global Market on            , 2021, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of November 30, 2020 would have been approximately $            million, or $            per share of our common stock. This represents an immediate increase in as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to investors purchasing shares in this offering, as follows:

Assumed public offering price per share		$

Historical net tangible book value per share as of November 30, 2020	$7.47

Increase in pro forma net tangible book value per share attributable to new investors in this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed public offering price of $            per share, the last reported sale price of our common stock on the Nasdaq Global Market on            , 2021, would increase (decrease) our as adjusted net tangible book value per share after this offering by            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered would decrease (increase) the dilution to new investors by $            per share or $(             ) per share, respectively, assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option in full to purchase additional shares, our as adjusted net tangible book value per share after this offering would be $            per share, and the dilution in net tangible book value per share to new investors in this offering would be $            per share.

The number of shares of common stock outstanding as of November 30, 2020 excludes:

•	4,387,862 shares of common stock issuable upon the exercise of stock options outstanding as of November 30, 2020, with a weighted-average exercise price of $10.43 per share;

•	950,732 shares of common stock issuable upon the exercise of stock options granted between December 1, 2020 and February 22, 2021, with a weighted-average exercise price of $39.42 per share; and

•

3,765,684 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 3,035,684 shares of common stock reserved for future issuance under our 2020 Plan as of November 30, 2020 (which number of shares does not include the stock options to purchase shares of our common stock granted after November 30, 2020) and (ii) 730,000 shares of common stock reserved for

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future issuance under our 2020 ESPP. Our 2020 Plan and 2020 ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in the section titled “Executive compensation—Equity compensation plans and other benefit plans.”

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Management

Executive officers and directors

The following table provides information regarding our executive officers and directors as of November 30, 2020:

Name	Age	Position

Executive officers:
Arthur T. Sands, M.D., Ph.D.	59	President, Chief Executive Officer and Director
Pierre Beaurang, Ph.D.	50	Chief Business Officer
Gwenn Hansen, Ph.D.	50	Chief Scientific Officer
Christine Ring, Ph.D., J.D.	55	General Counsel
Hans van Houte	55	Chief Financial Officer

Non-employee directors:
Leon Chen, Ph.D.(3)(4)	45	Director
Julia P. Gregory(1)(3)	68	Director
Lori A. Kunkel, M.D.(2)(3)(4)	63	Director
David Lacey, M.D.(1)(2)(5)	68	Director
Jeffrey Tong, Ph.D.(1)(2)	45	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of the Development Advisory Committee.

(5)	Chairman of the board of directors.

Executive officers

Arthur T. Sands, M.D., Ph.D., has served as our President since June 2020 and as our Chief Executive Officer and a member of our board of directors since September 2014. Prior to joining us, Dr. Sands was the co-founder and served as President, Chief Executive Officer and as a member of the board of directors of Lexicon Pharmaceuticals, Inc., a biopharmaceutical company focused on target validation and pharmaceutical development, from 1995 to July 2014. Before founding Lexicon Pharmaceuticals, Dr. Sands served as an American Cancer Society postdoctoral fellow in the Department of Human and Molecular Genetics at Baylor College of Medicine. Dr. Sands holds a B.A. in Economics and Political Science from Yale University and an M.D. and a Ph.D. in Cell Biology from Baylor College of Medicine. We believe Dr. Sands is qualified to serve on our board of directors due to his scientific and historical experience gained from serving as our Chief Executive Officer, combined with his previous scientific training and qualifications and the skills and experience he has developed during his extensive career in the life sciences industry.

Pierre Beaurang, Ph.D. has served as our Chief Business Officer since February 2016 and served as our Vice President, Business and Corporate Development from September 2014 to January 2016. Prior to joining us, Dr. Beaurang served in a variety of roles at Five Prime Therapeutics, Inc., a biotechnology company developing immune modulators and precision therapies for solid tumor cancers, from 2001 to September 2014, including as Associate Director, Licensing and Collaborations, Director, Business Development, Senior Director, Business Development and Executive Director Business Development. Dr. Beaurang holds a B.A. in Biology and M.A. in Biotechnology from Boston University, and a Ph.D. in Molecular and Cell Biology from the University of California, Berkeley.

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Gwenn Hansen, Ph.D. has served as our Chief Scientific Officer since June 2020 and served as our Senior Vice President, Research from July 2019 through May 2020. Prior to becoming our Senior Vice President, Research, Dr. Hansen served as our Vice President, Drug Discovery Technologies, from September 2018 to July 2019, Senior Director, Drug Discovery Technologies, from February 2018 to September 2018, Director, Drug Discovery Technologies, from July 2017 to February 2018, and Director, Library Discovery from December 2015 to July 2017. From August 2014 to October 2015, Dr. Hansen was an associate professor in the Center for Drug Discovery at Baylor College of Medicine. From 2001 to 2014, Dr. Hansen served in a variety of discovery-focused roles at Lexicon Pharmaceuticals. Dr. Hansen holds a B.A. in Biology from Gustavus Adolphus College and a Ph.D. in Biomedical Sciences from the University of Tennessee-Knoxville.

Christine Ring, Ph.D., J.D., has served as our Secretary since March 2020 and as our General Counsel since September 2019. Prior to joining us, Dr. Ring served as Senior Vice President, Legal from February 2018 to April 2019 and Vice President, Legal from June 2014 to February 2018 of Dermira, Inc., a biopharmaceutical company focused on medical dermatology. From 2006 to June 2014, Dr. Ring worked for Amyris, Inc., a biotechnology company focused on renewable fuels and specialty chemicals, as Vice President and Chief IP Counsel from 2006 to 2011 and Senior Vice President, Technology Strategy and Licensing from 2012 to June 2014. From 2001 to 2006, Dr. Ring served as the Director of Intellectual Property for Sunesis Pharmaceuticals, Inc. From 2000 to 2001, Dr. Ring served as Senior Patent Attorney for Kosan Biosciences Incorporated Prior to that, Dr. Ring served as an associate at Pillsbury Madison & Sutro, LLP (now Pillsbury Winthrop Shaw Pittman, LLP) and Limbach & Limbach, LLP. Dr. Ring holds an A.B. in Biophysics from the University of California, Berkeley, a Ph.D. in Pharmaceutical Chemistry from the University of California, San Francisco, and a J.D. from the University of California, Hastings College of the Law.

Hans van Houte has served as our Chief Financial Officer since June 2020, served as our Senior Vice President, Finance from January 2018 through May 2020 and served as our Vice President, Finance, from March 2016 to January 2018. Prior to joining us, Mr. van Houte was a managing partner at Bionation LLC, a financial consulting firm, from July 2009 to February 2016. From 2008 to 2009, Mr. van Houte served as Vice President, Finance and Administration of Allozyne, Inc., and from 2003 to 2008, Mr. van Houte served as Vice President, Finance and Operations of Trubion Pharmaceuticals, Inc. Mr. van Houte served in various finance roles at Ostex International Inc. and Vertex Pharmaceuticals Incorporated. Mr. van Houte holds a B.S. in Business Administration, Finance and Accounting from Babson College.

Non-employee directors

Leon Chen, Ph.D., has served as a member of our board of directors since January 2020. Dr. Chen has been a Partner at The Column Group, a healthcare venture capital firm, since October 2019 and a Venture Partner at OrbiMed, an investment firm, since June 2013. Prior to that, Dr. Chen was a Partner at Skyline Ventures from August 2007 to June 2013, and an Entrepreneur in Residence at Venrock Associates from April 2007 to September 2007. In 2002, Dr. Chen founded KAI Pharmaceuticals, Inc., where he worked until 2007. Dr. Chen currently serves on the board or directors of LogicBio Therapeutics, Inc. Dr. Chen holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley, a Ph.D. in Molecular Pharmacology from Stanford School of Medicine and an M.B.A. from Stanford Graduate School of Business. We believe Dr. Chen is qualified to serve on our board of directors due to his extensive experience as an entrepreneur and investor in the life sciences industry and his scientific background and training.

Julia P. Gregory has served as a member of our board of directors since August 2019. Ms. Gregory is currently Chair and Chief Executive Officer of Isometry Advisors, Inc., a biotechnology financial, strategy and management advisory firm, and Managing Director at M.M. Dillon & Co., Inc., a healthcare and technology focused investment bank. Ms. Gregory formerly served as Chief Executive Officer at ContraFect Corporation, or

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ContraFect, a biotechnology company focused on therapeutics for drug resistant infectious diseases, from November 2013 through March 2016, and as a member of its board of directors from April 2014 through March 2016. Prior to her appointment as Chief Executive Officer, Ms. Gregory served as ContraFect’s Executive Vice President and Chief Financial Officer from July 2012 to November 2013. From 2009 to August 2011, Ms. Gregory served as President and Chief Executive Officer of Five Prime Therapeutics, Inc., and from 2000 to 2008 she served as Executive Vice President, Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. In addition, Ms. Gregory has twenty years of investment banking experience, including at Dillon, Read & Co. and at Punk, Ziegel & Company, where she served as the head of investment banking and head of its life sciences practice. Ms. Gregory currently serves on the board of directors of Biohaven Pharmaceutical Holding Company, Ltd. and IMV Inc. as well as on the board of directors of a number of private companies. Ms. Gregory holds a B.A. from George Washington University and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe that Ms. Gregory’s industry leadership and expertise in strategy development and implementation, investment banking and business development qualifies her to serve as a member of our board of directors.

Lori A. Kunkel, M.D., has served as a member of our board of directors since July 2019. Dr. Kunkel is a biotechnology consultant at LAK505, LLC (previously D2D, LLC), where she advises on drug development, strategy and commercialization, a position she has held since 2004. Dr. Kunkel served as Chief Medical Officer of Pharmacyclics LLC from 2011 to 2013 and of Proteolix, Inc. from 2007 to 2009. From 2005 to 2007, Dr. Kunkel served as Vice President of Clinical Development of Xencor, Inc. Dr. Kunkel currently serves on the board of directors of Curis, Inc., Maverick Therapeutics, Inc., and Tocagen, Inc., and served as a director of Loxo Oncology, Inc. from October 2014 until February 2019. Dr. Kunkel also serves as a scientific advisor to a number of public and private biotechnology companies. Dr. Kunkel received a B.A. in Biology from University of California, San Diego and an M.D. from the University of Southern California. We believe that Dr. Kunkel is qualified to serve on our board of directors due to her clinical development expertise and experience in the biopharmaceutical industry.

David Lacey, M.D., has served as Chairman of our board of directors since August 2019 and as a member of our board of directors since April 2016. Dr. Lacey is a biopharmaceutical consultant at David L. Lacey LLC, where he advises academic institutions, biotechnology companies and venture capital firms, a position he has held since July 2011. Dr. Lacey currently serves on the board of directors of Argenx SE, Atreca, Inc., Inbiomotion SL and Arcus Biosciences, Inc. From 1994 until his retirement in 2011, Dr. Lacey held various positions, including Senior Vice President of Discovery Research, at Amgen Inc. Dr. Lacey holds a B.A. in Biology from the University of Colorado, Denver and an M.D. from the University of Colorado School of Medicine. We believe Dr. Lacey is qualified to serve on our board of directors due to his extensive experience both in leading drug discovery and as an advisor to companies in the life sciences industry.

Jeffrey Tong, Ph.D., has served as a member of our board of directors since February 2018. Dr. Tong is currently a Partner at Third Rock Ventures, a venture capital firm, where he has worked since May 2016. Since June 2020, Dr. Tong has served as the interim Chief Executive Officer and Executive Chairman of the board of directors of Ambys Medicines, Inc. From January 2016 to January 2017, Dr. Tong served as Executive Chairman of the Board of Delinia, Inc. (acquired by Celgene Corporation in 2017), a biotechnology company focused on autoimmune diseases. Dr. Tong served as President and Chief Executive Officer of Nora Therapeutics Inc. from 2010 to 2015 and was a member of the executive team of Infinity Pharmaceuticals, Inc. from 2001 to 2010. Dr. Tong currently serves as a member of the board of directors of several private companies. Dr. Tong holds an A.B. in Biochemistry from Harvard College, a M.M.S from Harvard Medical School and an A.M. and Ph.D. in Chemistry from Harvard University. We believe Dr. Tong is qualified to serve on our board of directors because of his experience working with and serving on the boards of directors of various life sciences companies.

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Election of officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of six members. Five of our six directors are independent within the meaning of the independent director guidelines of the Nasdaq Stock Market, or Nasdaq.

Drs. Sands, Lacey, Chen, Kunkel and Tong and Ms. Gregory were designated to serve as members of our board of directors pursuant to the terms of our previous certificate of incorporation and amended and restated voting agreement that terminated in connection with our initial public offering. There are currently no contractual obligations regarding the election of our directors.

Classified board of directors

Our restated certificate of incorporation and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

•	the Class I directors are Dr. Lacey and Ms. Gregory and their terms will expire at the first annual meeting of stockholders to be held in 2021;

•	the Class II directors are Dr. Chen and Dr. Tong and their terms will expire at the second annual meeting of stockholders to be held in 2022; and

•	the Class III directors are Dr. Kunkel and Dr. Sands and their terms will expire at the third annual meeting of stockholders to be held in 2023.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of capital stock—Anti-takeover provisions—Restated certificate of incorporation and restated bylaw provisions.”

Director independence

Our common stock is listed on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for

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purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of our directors, except for Dr. Sands, are “independent directors” as defined under the applicable rules and regulations of the SEC, and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as the may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and then transactions involving them described in the section titled “Certain relationships and related party transactions.”

Committees of the board of directors

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a development advisory committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit committee

Our audit committee is composed of Ms. Gregory and Drs. Lacey and Tong, with Ms. Gregory as the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq and SEC rules and regulations. In addition, our board of directors has determined that Ms. Gregory is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on Ms. Gregory any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	the qualifications, independence and performance of our independent auditors;

•	the preparation of the audit committee report to be included in our annual proxy statement;

•	our compliance with legal and regulatory requirements;

•	our accounting and financial reporting processes, including our financial statement audits and the integrity of our financial statements; and

•	reviewing and approving related-person transactions.

Compensation committee

Our compensation committee is composed of Drs. Kunkel, Lacey and Tong, with Dr. Lacey as the chairperson of our compensation committee. Each member of our compensation committee is a non-employee director, as

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defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current Nasdaq and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	evaluating, recommending, approving and reviewing executive officer compensation arrangements, plans, policies and programs;

•	evaluating and recommending non-employee director compensation arrangements for determination by our board of directors;

•	administering our cash-based and equity-based compensation plans; and

•	overseeing our compliance with regulatory requirements associated with the compensation of directors, officers and employees.

Nominating and corporate governance committee

Our nominating and corporate governance committee is composed of Drs. Chen and Kunkel and Ms. Gregory, with Ms. Gregory as the chairperson of our nominating and corporate governance committee. Each member of our nominating and corporate governance committee meets the requirements for independence under the current Nasdaq listing standards. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying, considering and recommending candidates for membership on our board of directors;

•	overseeing the process of evaluating the performance of our board of directors; and

•	advising our board of directors on other corporate governance matters.

Development advisory committee

Our development advisory committee is composed of Drs. Chen and Kunkel, with Dr. Kunkel as the chairperson of our development advisory committee. Our development advisory committee is responsible for, among other things:

•	reviewing and providing advice on our research and development programs and our progress in achieving strategic research, development and commercialization objectives;

•	overseeing our research and development platform programs and drug candidate pipeline;

•	reviewing external scientific research, discoveries and commercial developments, as appropriate; and

•	evaluating our overall intellectual property strategies.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time been one of our officers or employees, and none of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the fiscal year ended November 30, 2020. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers.

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Code of business conduct and ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and other executive and senior officers. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.

Non-employee director compensation

The following table presents the total compensation earned by each of our non-employee directors in the fiscal year ended November 30, 2020. Our Chief Executive Officer, Dr. Sands, receives no compensation for his service as a director. Other than as described below, none of our non-employee directors received any fees or reimbursement of any expenses (other than customary expenses in connection with the attendance of meetings of our board of directors) or any equity or non-equity awards in the fiscal year ended November 30, 2020.

Name	Fees earned or paid in cash ($)		Option awards ($)(1)	Total ($)
Leon Chen, Ph.D.	$8,408		$114,296	$122,704
Julia P. Gregory	44,257		227,784	272,041
Lori A. Kunkel, M.D.	107,656	(2)	154,019	261,675
David Lacey, M.D.	70,775		415,624	486,399
Robert Tjian, Ph.D.(3)	28,041		114,296	142,337
Jeffrey Tong, Ph.D.	10,240		114,296	124,536

(1)	The amounts reported in this column represent the aggregate grant date fair value of the stock options granted to our directors during the fiscal year ended November 30, 2020 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718. The assumptions used in calculating the aggregate grant date fair value of the stock options reported in this column are set forth in Note 9 to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2020. The amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by our directors from the stock options. For information regarding the number of stock options held by each non-employee director as of November 30, 2020, see the table below:

Name	Option awards
Leon Chen, Ph.D.	18,333
Julia P. Gregory	51,666
Lori A. Kunkel, M.D.	24,999
David Lacey, M.D.	66,666
Robert Tjian, Ph.D.(3)	18,333
Jeffrey Tong, Ph.D.	18,333

(2)	In the fiscal year ended November 30, 2020, Dr. Kunkel received $50,000 pursuant to her consulting agreement with us.

(3)	Dr. Tjian resigned from our board of directors on November 1, 2020.

For the fiscal year ended November 30, 2020, our non-employee directors received the following compensation pursuant to a program adopted by our board of directors, which was paid quarterly in arrears and was pro-rated for partial quarters served:

•

Cash Compensation. The program provides an annual cash retainer of $35,000 to each non-employee director. Additionally, the chairperson of our board of directors receives an additional annual payment of $30,000; the chairperson of our audit, compensation, nominating and corporate governance and development advisory committees receive an additional annual payment of $15,000, $10,000, $8,000 and $10,000 respectively; and the members of our audit, compensation, nominating and corporate governance

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and development advisory committees receive an additional annual payment of $7,500, $5,000, $4,000 and $5,000, respectively.

•

Equity Compensation. Each non-employee director who is elected or appointed to our board of directors will be granted an option to purchase 35,000 shares of our common stock upon the director’s initial appointment to our board of directors, referred to as the Initial Grant. The Initial Grant will vest in 36 equal installments on each monthly anniversary of the date of grant, such that the Initial Grant will become fully vested and exercisable on the three-year anniversary of the date of grant, subject to the director’s continued service through each applicable vesting date. Additionally, each non-employee director who is serving on our board of directors immediately prior to, and will continue to serve on the board of directors following, our annual meeting of stockholders, will be granted an option to purchase 17,500 shares of our common stock on the date of such annual meeting of stockholders, referred to as the Annual Grant. Each Annual Grant will vest on the anniversary of the date of grant, such that the Annual Grant will become fully vested and exercisable on the one-year anniversary of the date of grant, or if earlier, the next annual meeting of our stockholders, subject to the director’s continued service through the vesting date.

Non-employee directors are also reimbursed for reasonable expenses incurred in serving as a director, including travel expenses for attending meetings of our board of directors.

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Executive compensation

The following tables and accompanying narrative disclosure set forth information about the compensation earned by our named executive officers during the years ended November 30, 2019 and 2020. Our named executive officers, who are our principal executive officer and the two most highly-compensated executive officers (other than our principal executive officer) serving as executive officers as of November 30, 2020, were:

•	Arthur Sands, M.D., Ph.D., President, Chief Executive Officer and Director;
•	Gwenn Hansen, Ph.D., Chief Scientific Officer; and
•	Christine Ring, Ph.D., J.D., General Counsel.

Summary compensation table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by our named executive officers during the years ended November 30, 2019 and 2020.

Name and principal position	Year	Salary ($)	Bonus ($)(1)		Option awards ($)(4)		Non-equity incentive plan compensation ($)(5)	All other compensation ($)		Total ($)

Arthur Sands, M.D., Ph.D.	2020	521,167			16,015,074	(6)	328,100	3,500	(7)	16,867,841
President, Chief Executive Officer and Director	2019	474,257	400,000		352,265		—	251,512	(8)	1,478,034

Gwenn Hansen, Ph.D.	2020	391,250	97,600	(2)	878,727		181,500	3,500	(7)	1,552,577
Chief Scientific Officer	2019	299,167	298,800	(3)	93,937		—	3,500	(7)	695,404

Christine Ring, Ph.D., J.D. General Counsel	2020	376,250			758,641		168,700	3,500	(7)	1,307,091

(1)	Our board of directors awarded 2019 bonuses to our executive officers in its discretion after considering a variety of factors, including achievement of preclinical and business development milestones and individual performance.

(2)	Represents two installments of Dr. Hansen’s recognition bonus, which were paid in July 2020 and November 2020, respectively. For additional information regarding Dr. Hansen’s recognition bonus, see “—Special recognition bonus program”

(3)	The amount represents (i) $250,000 awarded to Dr. Hansen pursuant to note (1) above and (ii) $48,800 awarded to Dr. Hansen as the first installment of her recognition bonus, which was paid in November 2019. For additional information regarding Dr. Hansen’s recognition bonus, see “—Special recognition bonus program.”

(4)	The amounts reported in the “Option Awards” column represents the aggregate grant date fair value of such awards granted to our named executive officers during the fiscal years ended November 30, 2020 and 2019 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the aggregate grant date fair value of the stock options reported in this column are set forth in Note 9 to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2020. The amounts reported in these columns reflect the accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by our named executive officers from the equity awards.

(5)	For additional information regarding the non-equity incentive plan compensation, see “—Non-equity Incentive Plan Awards.”

(6)	For more information regarding these awards, including vesting information, see “Outstanding equity awards at 2020 fiscal year-end table” below.

(7)	The amount represents 401(k) plan matching contributions.

(8)	The amount includes $155,525 for relocation expenses, $92,487 for travel and rental housing expenses and $3,500 in 401(k) plan matching contributions.

Special recognition bonus program

In October 2019, we adopted a one-time special recognition bonus program for Dr. Hansen and certain other employees. Under the program, Dr. Hansen received a cash bonus payment of $244,000 paid in five equal installments of $48,800. The first installment was paid in November 2019, with subsequent payments made on July 31, 2020, November 30, 2020, July 30, 2021 and November 30, 2021.

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Non-equity incentive plan awards

Annual bonuses for our executive officers are based on the achievement of corporate and individual performance objectives. For the 2020 bonuses, these objectives included certain developmental and regulatory milestones. In February 2021, our board of directors met to review performance against the 2020 corporate and individual performance objectives and approved 2020 cash bonuses for the named executive officers in the amounts set forth in the “Non-equity incentive plan compensation” column of the “Summary compensation table” above, which represented approximately 125% of Dr. Sands’ 2020 target bonus, approximately 123% of Dr. Hansen’s 2020 target bonus, and approximately 121% of Dr. Ring’s 2020 target bonus.

Outstanding equity awards at 2020 fiscal year-end table

	Option awards(1)							Stock awards
Name	Grant date		Vesting commencement date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of units of stock that have not vested (#)	Market value of units of stock that have not vested ($)(2)
Arthur T. Sands	3/2/2018	(3)	2/2/2018	—	—	1.20	3/1/2028	41,666	1,775,805
	8/29/2019	(3)	6/10/2019	249,999	—	1.86	8/28/2029	—	—
	2/27/2020	(3)	2/18/2020	153,333	—	7.26	2/26/2030	—	—
	6/14/2020	(3)	6/1/2020	12,245	105,294	9.57	6/13/2030	—	—
	6/14/2020	(4)	6/14/2020	—	100,000	9.57	6/13/2030	—	—
	10/21/2020	(3)	7/23/2020	67,014	737,156	26.91	10/20/2030	—	—
Gwen Hansen, Ph.D.	2/11/2016	(5)	12/14/2015	31,333	—	0.84	2/10/2026	—	—
	3/2/2018	(3)	2/2/2018	8,333	—	1.20	3/1/2028	—	—
	11/15/2018	(3)	9/3/2018	20,000	—	1.68	11/14/2028	—	—
	8/29/2019	(3)	6/10/2019	66,666	—	1.86	8/28/2029	—	—
	2/27/2020	(3)	2/18/2020	76,666	—	7.26	2/26/2030	—	—
	5/28/2020	(3)	5/28/2020	83,333	—	9.57	5/27/2030	—	—
Christine Ring, Ph.D., J.D.	10/1/2019	(5)	9/9/2019	121,666	—	1.86	9/30/2029	—	—
	11/14/2019	(5)	9/9/2019	10,000	—	1.86	11/13/2029	—	—
	2/27/2020	(3)	2/18/2020	13,333	—	7.26	2/26/2030	—	—
	5/28/2020	(3)	5/28/2020	111,666	—	9.57	5/27/2030	—	—

(1)	The outstanding stock option awards granted on October 21, 2020 were granted under the 2020 Equity Incentive Plan. All other outstanding stock option awards were granted under the 2012 Equity Incentive Plan.

(2)	The market value is based on the closing price of our common stock on November 30, 2020.

(3)	This stock option vests monthly at the rate of 1/48th of our common stock underlying the stock option following the vesting commencement date, in each case subject to continued service.

(4)	This stock option is subject to the achievement of certain vesting performance milestones related to DeCART Therapeutics, Inc., our wholly-owned subsidiary, including, fundraising, pre-clinical development, and operational milestones, in each case subject to Dr. Sands’ continued employment as our Chief Executive Officer on each milestone date. The performance period for this stock option is the grant date through June 1, 2024. If any or all of the vesting performance milestones are not achieved prior to June 1, 2024, such shares attributable to any such vesting performance milestone shall be automatically forfeited.

(5)	This stock option vests at a rate of 1/4th of the shares of our common stock underlying the stock option on the one-year anniversary of the vesting commencement date and an additional 1/48th vests monthly thereafter, subject to the executive’s continued service to us

Employment arrangements with our named executive officers

Each of our named executive officers is employed at-will and their compensation is reviewed periodically and subject to the discretion of our board of directors and compensation committee. We have entered into amended and restated offer letters with each of our named executive officers. Each of these amended and restated offer letters provides for at-will employment and include each officer’s base salary, a discretionary incentive bonus

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opportunity and standard employee benefit plan participation. Any potential payments and benefits due upon a termination of employment or in connection with a change in control of us are described below in “—Potential payments upon termination or change in control.”

Potential payments upon termination or change in control

Certain of our officers, including our named executive officers, participate in our Severance and Change in Control Plan, or the Severance Plan.

Outside of a Change in Control. Pursuant the Severance Plan and his Severance Plan participation agreement, if Dr. Sands is terminated without “cause” or resigns for “good reason” (as such terms are defined in the Severance Plan), he will be entitled to receive a cash amount, payable in a lump sum, equal to his (i) annual base salary and (ii) any annual bonus earned for our prior completed fiscal year to the extent not yet paid. In addition, Dr. Sands will be entitled to continued coverage under our group-healthcare plans for a period ending on the earlier of (x) 12 months following the termination date and (y) the date that he and his covered dependents become eligible for coverage under another employer’s plans.

Pursuant to the Severance Plan and their applicable Severance Plan participation agreements, if Dr. Hansen and Dr. Ring are terminated without “cause” or resign for “good reason” (as such terms are defined in the Severance Plan), they will be entitled to receive a cash amount, payable in a lump sum, equal to (i) 0.75 times their annual base salary and (ii) any annual bonus earned for our prior completed fiscal year to the extent not yet paid. In addition, Dr. Hansen and Dr. Ring will be entitled to continued coverage under our group-healthcare plans for a period ending on the earlier of (x) nine months following the termination date and (y) the date that they and their covered dependents become eligible for coverage under another employer’s plans.

In Connection with a Change in Control. In the event that Dr. Sands is terminated without “cause” or resigns for “good reason” within 12 months following a “change in control” of us (as such terms are defined in the Severance Plan), then in lieu of the foregoing, he will be entitled to receive a cash amount, payable in a lump sum, equal to (i) two times his annual base salary, (ii) any annual bonus earned for our prior completed fiscal year to the extent not yet paid and (iii) his target bonus for the fiscal year in which the termination occurs. Dr. Sands will also be entitled to continued coverage under our group-healthcare plans for a period ending on the earlier of (x) 24 months following the termination date and (y) the date that Dr. Sands and his covered dependents become eligible for coverage under another employer’s plans. In addition, each then-outstanding equity award that vests subject to Dr. Sand’s continued service will automatically become vested and exercisable in full and any equity awards subject to performance-based vesting criteria shall be treated in accordance with the applicable award agreement or other applicable equity incentive plan governing the terms of such equity award; provided, however, that the stock option granted to Dr. Sands in June 2020 that is subject to DeCart-based performance requirements, as described above in the narrative under “—Outstanding equity awards at 2020 fiscal-year end table,” is not eligible for acceleration under the Severance Plan.

In the event that Dr. Hansen and Dr. Ring are terminated without “cause” or resigns for “good reason” within 12 months following a “change in control” of us (as such terms are defined in the Severance Plan), then in lieu of the payments and benefits set forth above, they will be entitled to receive a cash amount, payable in a lump sum, equal to (i) their annual base salary, (ii) any annual bonus earned for our prior completed fiscal year to the extent not yet paid and (iii) their target bonus for the fiscal year in which the termination occurs. Dr. Hansen and Dr. Ring will also be entitled to continued coverage under our group-healthcare plans for a period ending on the earlier of (x) 12 months following the termination date and (y) the date that they and their covered dependents become eligible for coverage under another employer’s plans. In addition, each then-outstanding equity award that vests subject to their continued service will automatically become vested and exercisable in full and any equity awards subject to performance-based vesting criteria shall be treated in accordance with the applicable award agreement or other applicable equity incentive plan governing the terms of such equity award.

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The vesting of any outstanding equity award that is not assumed by a successor company following a change in control of us will automatically accelerate in full without regard to Drs. Sand, Hansen or Ring’s termination of service.

For purposes of the Severance Plan, “cause” means: a Severance Plan participant (i) has been convicted of, or has pleaded guilty or nolo contendere to, any felony or crime involving moral turpitude, (ii) has engaged in a willful act of misconduct, or committed any act of fraud, theft, embezzlement, misappropriation of funds, breach of fiduciary duty or other willful act of material dishonesty against us, (iii) other than in the case of a termination of employment during the period commencing on the change in control (as defined in the Severance Plan) and ending 12 months following the change in control (the “change in control period”), has materially failed or refused to satisfactorily perform the material duties lawfully and reasonably assigned to the him or her or has performed such material duties with gross negligence; (iv) has breached any material term or condition of his or her employment agreement, or Employment, Confidential Information and Intellectual Property Assignment Agreement with us or any other material agreement with us; or (v) acted in willful violation or disregard of any written policy or practice of ours, including a code of conduct, which results in material loss, damage or injury to us; in each case provided that any of the foregoing may be cured, if curable, within 30 days’ notice from us.

For purposes of the Severance Plan, “good reason” means: a cessation of a Severance Plan participant’s employment as a result of his or her resignation within 90 days after the occurrence of one or more of the following without his or her consent: (i) a reduction of more than 10% in his or her base salary as an employee of ours, except to the extent that we implement an equal percentage reduction applicable to all executive officers and management personnel; (ii) a material reduction in his or her duties, responsibilities or authority with us; provided that this clause (ii) shall only apply in the case of a termination during a Change in Control Period; (iii) a change in the geographic location at which he or she must perform services which results in an increase in the one-way commute of him or her by more than 50 miles; or (iv) a successor of ours does not assume the Severance Plan. A resignation for Good Reason will not be deemed to have occurred unless the Severance Plan participant gives us written notice of the condition within 90 days after the condition comes into existence and we fail to remedy the condition within 30 days after receiving his or her written notice.

For purposes of the Severance Plan, “change in control” means: the occurrence of any of the following events: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of us representing more than fifty percent (50%) of the total voting power represented by our then outstanding voting securities; (ii) the consummation of the sale or disposition by us of all or substantially all of our assets; or (iii) the consummation of a merger or consolidation of us with any other corporation, other than a merger or consolidation which would result in the our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by our voting securities or such surviving entity or its parent outstanding immediately after such merger or consolidation; provided that the event also qualifies as a change in control under U.S. Treasury Regulation 1.409A-3(i)(5)(v) or 1.409A-3(i)(5)(vii).

All such severance payments and benefits are subject to each named executive officer’s execution of a general release of claims against us. The terms of the Severance Plan supersede all prior agreements with our named executive officers, including their respective individual offer letters and employment agreements, with respect to any severance payments and equity acceleration to which any such named executive officers may be entitled upon a termination of service or change in control of us.

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Equity compensation plans and other benefit plans

2012 Equity Incentive Plan

Our board of directors adopted the 2012 Equity Incentive Plan, or the 2012 Plan, in April 2012 and our stockholders subsequently approved it in April 2012.

We ceased issuing awards under the 2012 Plan and the 2012 Plan terminated upon the effectiveness of the 2020 Equity Incentive Plan, or the 2020 Plan, on July 22, 2020. As a result, we will not grant any additional options under the 2012 Plan. However, any outstanding options granted under the 2012 Plan will remain outstanding, subject to the terms of the 2012 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under the 2012 Plan have terms similar to those described below with respect to options to be granted under the 2020 Plan.

In the event that we are subject to a “corporate transaction” (as defined in the 2012 Plan), the 2012 Plan provides that awards will be subject to the agreement evidencing such corporate transaction, which agreement need not treat all awards in a similar manner. Such agreement may, without the participant’s consent, provide for the continuation of outstanding awards, the assumption or substitution of awards, the acceleration of vesting of awards, the settlement of awards (whether or not vested) in cash, securities or other consideration, or the cancellation of such awards for no consideration.

2020 Equity Incentive Plan

We adopted the 2020 Plan, which became effective on July 22, 2020, and serves as the successor to our 2012 Plan. Our 2020 Plan provides for the award of stock options, restricted stock awards, or RSAs, stock appreciation rights, or SARs, restricted stock units, or RSUs, performance awards and stock bonus awards.

Share reserve.    We initially reserved 3,650,000 shares of our common stock to be issued under the 2020 Plan. The number of shares reserved for issuance under our 2020 Plan will increase automatically on December 1 of each of the first ten calendar years during the term of the 2020 Plan by the number of shares equal to the lesser of 4% of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding November 30, or a number as may be determined by our board of directors.

In addition, the following shares are available for issuance pursuant to awards granted under our 2020 Plan:

•	shares subject to stock options or SARs granted under our 2020 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

•	shares subject to awards granted under our 2020 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2020 Plan that otherwise terminate without such shares being issued;

•	shares subject to awards granted under our 2020 Plan that are surrendered, cancelled or exchanged for cash or a different award (or combination thereof);

•	shares used to pay the exercise price, or withheld to satisfy the tax withholding obligations related to an award, granted under our 2020 Plan;

•

shares that are subject to stock options or other awards granted under the 2012 Plan that cease to be subject to such stock options or other awards by forfeiture or otherwise, after the termination of the 2012 Plan;

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•	shares issued under the 2012 Plan pursuant to the exercise of stock options that are forfeited or are repurchased by us at the original issue price, after the termination of the 2012 Plan; and

•

shares that are subject to stock options or other awards under the 2012 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Administration.    Our 2020 Plan is administered by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2020 Plan, the compensation committee has the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2020 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the plan or any award granted thereunder, including for purposes of compliance with any applicable laws and regulations of any relevant jurisdictions outside the United States. The 2020 Plan provides that the board or compensation committee may delegate its authority, including the authority to grant awards, to a sub-committee or to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.

Eligibility.    Our 2020 Plan provides for the grant of awards to our employees, directors, consultants, independent contractors and advisors. No non-employee director may receive awards under our 2020 Plan that, when combined with cash compensation received for services as a non-employee director, exceed $750,000 in a calendar year or $1.0 million in the calendar year of his or her initial services as a non-employee director with us.

Stock options.    The 2020 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-statutory stock options to purchase shares of our common stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2020 Plan must be at least equal to the fair market value of our common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our common stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than 11,000,000 shares may be issued pursuant to the exercise of incentive stock options granted under the 2020 Plan.

Stock options may vest based on service or achievement of performance conditions. Our compensation committee may provide for stock options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of stock options granted under our 2020 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted stock awards.    An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the compensation committee. Holders of RSAs, unlike holders of stock options, will have the right to vote and any dividends or stock distributions paid pursuant to RSAs will be accrued and paid when the restrictions on such shares lapse. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.

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Stock appreciation rights.    A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by our compensation committee), to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may vest based on service or achievement of performance conditions, and may not have a term that is longer than ten years from the date of grant.

Restricted stock units.    RSUs represent the right to receive shares of our common stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. Payment of earned RSUs will be made as soon as practicable on a date determined at the time of grant, and may be settled in cash, shares of our common stock or a combination of both. No RSU may have a term that is longer than ten years from the date of grant.

Performance awards.    Performance awards granted to pursuant to the 2020 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our common stock that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.

Stock bonus awards.    A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject such award as determined by our compensation committee. The awards may be granted as consideration for services already rendered, or at the discretion of the compensation committee, may be subject to vesting restrictions based on continued service or performance conditions.

Change of control.    In the event of a corporate transaction (as defined in the 2020 Plan), any or all outstanding awards may be (a) continued by the company, if the company is the successor entity; or (b) assumed or substituted by the successor corporation, or a parent or subsidiary of the successor corporation, for substantially equivalent awards (including, but not limited to, a payment in cash or the right to acquire the same consideration paid to the stockholders of the company pursuant to the corporate transaction), in each case after taking into account appropriate adjustments for the number and kind of shares and exercise prices.

The successor corporation may also issue, as replacement of outstanding shares of the company held by a participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation refuses to assume, substitute or replace any award, then each such award shall become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon shall lapse, immediately prior to the consummation of the corporation transaction. Performance awards not assumed pursuant to the foregoing shall be deemed earned and vested at 100% of target level, unless otherwise indicated pursuant to the terms and conditions of the applicable award agreement. If an award vests in lieu of assumption or substitution in connection with a corporate transaction as provided above, the board or committee will notify the holder of such award in writing or electronically that such award will be exercisable for a period of time determined by the board or committee in its sole discretion, and such award will terminate upon the expiration of such period without consideration. Any determinations by the board or committee need not treat all outstanding awards in an identical manner, and shall be final and binding on each applicable participant.

The vesting of all awards granted to our non-employee directors shall accelerate in full in the event of a corporate transaction.

Adjustment.    In the event of a change in the number of outstanding shares of our common stock without consideration by reason of a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision,

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combination, consolidation reclassification, spin-off or similar change in our capital structure, appropriate proportional adjustments will be made to the number and class of shares reserved for issuance under our 2020 Plan; the exercise prices, number and class of shares subject to outstanding stock options or SARs; the number and class of shares subject to other outstanding awards; and any applicable maximum award limits with respect to incentive stock options.

Clawback; transferability.    All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law during the term of service of the award holder, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2020 Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.

Amendment and termination.    Our board of directors may amend our 2020 Plan at any time, subject to stockholder approval as may be required. Our 2020 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2020 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws.

2020 Employee Stock Purchase Plan

We adopted the 2020 Employee Stock Purchase Plan, or 2020 ESPP, in order to enable eligible employees to purchase shares of our common stock with accumulated payroll deductions. The 2020 ESPP became effective on July 23, 2020. Our 2020 ESPP is intended to qualify under Section 423 of the Code. We initially reserved 730,000 shares of our common stock for sale under our 2020 ESPP. The aggregate number of shares reserved for sale under our 2020 ESPP will increase automatically on December 1 of each of 2020 through 2029 by the number of shares equal to the lesser of 1% of the total outstanding shares of our common stock as of the immediately preceding November 30 (rounded to the nearest whole share) or a number of shares as may be determined by our board of directors in any particular year. The aggregate number of shares issued over the term of our 2020 ESPP, subject to stock-splits, recapitalizations or similar events, may not exceed 7,300,000 shares of our common stock.

Administration.    Our 2020 ESPP is administered by our compensation committee, or by our board of directors acting in place of our compensation committee, subject to the terms and conditions of the 2020 ESPP. Among other things, the compensation committee has the authority to determine eligibility for participation in the 2020 ESPP, designate separate offerings under the plan, and construe, interpret and apply the terms of the plan.

Eligibility.    Employees eligible to participate in any offering pursuant to the 2020 ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, our compensation committee may determine that employees who are customarily employed for 20 hours or less per week or for five months or less in a calendar year, certain “highly compensated” employees or employees resident in a foreign jurisdiction whose participation is either prohibited under local law, or where compliance with local law would violate Section 423 of the Code, may not be eligible to participate in the 2020 ESPP. In addition, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount as a result of participation in the 2020 ESPP, will not be eligible to participate in the 2020 ESPP. The compensation committee may impose additional restrictions on eligibility from time to time.

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Offerings.    Under our 2020 ESPP, eligible employees are offered the option to purchase shares of our common stock at a discount over a series of offering periods. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months.

Participation.    Participating employees are able to purchase the offered shares of our common stock by accumulating funds through payroll deductions. Participants may select a rate of payroll deduction between 1% and 15% of their eligible compensation. However, a participant may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect. In addition, no participant will be permitted to purchase more than 3,000 shares during any one purchase period or such greater or lesser amount determined by our compensation committee, in its discretion.

The purchase price for shares of our common stock purchased under the 2020 ESPP will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of each purchase period in the applicable offering period.

Once an employee becomes a participant in an offering period, the participant will be automatically enrolled in each subsequent offering period at the same contribution level. A participant may reduce his or her contribution in accordance with procedures set forth by the compensation committee and may withdraw from participation in the 2020 ESPP at any time prior the end of an offering period, or such other time as may be specified by the compensation committee. Upon withdrawal, the accumulated payroll deductions will be returned to the participant without interest.

Adjustments upon recapitalization.    If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then our compensation committee will proportionately adjust the number and class of common stock that is available under the 2020 ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.

Change of control.    If we experience a “corporate transaction” (as defined in the 2020 ESPP) transaction, outstanding rights to purchase shares will be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, any offering period that commenced prior to the closing of the proposed change of control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur on or prior to the closing of the proposed change of control transaction, and our 2020 ESPP will then terminate on the closing of the proposed change of control.

Transferability.    A participant may not assign, transfer, pledge or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the 2020 ESPP other than by will or the laws of descent or distribution.

Amendment; termination.    The compensation committee may amend, suspend or terminate the 2020 ESPP at any time without stockholder consent, except as required by law. Our 2020 ESPP will continue until the earlier to occur of (a) termination of the 2020 ESPP by the Board, (b) issuance of all of the shares reserved for issuance under the 2020 ESPP, or (c) the tenth anniversary of the first purchase date under the 2020 ESPP.

401(k) plan

We sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made

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by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan.

Other benefits

Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our 401(k) plan and health and welfare plans.

Limitations on liability and indemnification matters

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, or the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, and officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, and officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, and officers and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

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At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Certain relationships and related party transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive compensation,” the following is a description of each transaction since December 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under the section titled “Executive compensation.”

Investment in DeCART

In June 2020, we established DeCART and invested $3.0 million in DeCART through the purchase of three million shares of DeCART’s Series Seed preferred stock and the grant of certain licenses to DeCART. In connection with our investment, we entered into an investors’ rights agreement with DeCART, dated June 22, 2020, which provides us with the right to purchase our pro rata share of any future securities offered for sale by DeCART, subject to certain limitations. Pursuant to the investors’ rights agreement, if we decline to exercise our pro rata right as to any portion of new securities, our pro rata right will automatically be assigned to certain holders of our common stock, including Foresite Capital Fund IV, L.P., entities affiliated with The Column Group and Third Rock Ventures III, L.P., each of which beneficially owns more than 5% of our outstanding capital stock.

Series D redeemable convertible preferred stock financing

In March 2020, we sold an aggregate of 9,431,364 shares of our Series D convertible preferred stock at a purchase price of $12.75 per share for an aggregate purchase price of $120.2 million. Each share of our Series D convertible preferred stock converted automatically into one share of our common stock immediately prior to the completion of our initial public offering in July 2020.

The following table summarizes the Series D convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of stockholder	Shares of Series D convertible preferred stock	Total purchase price ($)
Foresite Capital Fund IV, L.P.(1)	1,960,784	24,999,996
Entities affiliated with The Column Group(2)	1,372,548	17,500,000
Third Rock Ventures III, L.P.(3)	39,216	500,004

(1)	Foresite Capital Fund IV, L.P. beneficially owns more than 5% of our outstanding capital stock.

(2)	The Column Group, or TCG, and its affiliates beneficially own more than 5% of our outstanding capital stock. Leon Chen, Ph.D. is a member of our board of directors and a Partner at TCG.

(3)	Third Rock Ventures III, L.P., or TRV, and its affiliates beneficially own more than 5% of our outstanding capital stock. Jeffrey Tong, Ph.D., is a member of our board of directors and a Partner at TRV.

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Amended and restated investors’ rights agreement

We have entered into an amended and restated investors’ rights agreement, dated March 9, 2020, with certain of our stockholders, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares. For a description of these registration rights, see the section titled “Description of capital stock—Registration rights.”

Equity grants to executive officers and directors

We have granted stock options to our executive officers and certain directors, as more fully described in the sections entitled “Executive compensation” and “Management—Non-employee director compensation,” respectively.

Indemnification agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation and our restated bylaws require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive compensation—Limitations on liability and indemnification matters” for information on our indemnification arrangements with our directors and executive officers.

Policies and procedures for related party transactions

We have adopted a written related person transactions policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. The policy provides that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee (or the committee composed solely of independent directors, if applicable) for review, consideration and approval. In approving or rejecting any such proposal, our audit committee (or the committee composed solely of independent directors, if applicable) will consider the relevant facts and circumstances available and deemed relevant to the audit committee (or the committee composed solely of independent directors, if applicable), including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

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Principal stockholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock at January 31, 2021, and as adjusted to reflect the shares of common stock to be issued and sold in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Beneficial ownership prior to this offering is based on 38,877,573 shares of common stock outstanding as of January 31, 2021. Beneficial ownership after this offering is based on                 shares of common stock outstanding, assuming the issuance of                 shares of common stock in this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to stock options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of January 31, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Nurix Therapeutics, Inc., 1700 Owens Street, Suite 205, San Francisco, California 94158.

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	Shares beneficially owned prior to the offering		Shares beneficially owned after this offering
Name of Beneficial Owner	Number of shares beneficially owned	Percentage of shares beneficially owned	Number of shares beneficially owned	Percentage of shares beneficially owned

Directors and named executive officers:
Arthur T. Sands, M.D., Ph.D.(1)	1,495,183	3.8%
Gwenn Hansen, Ph.D.(2)	298,331	*
Christine Ring, Ph.D., J.D.(3)	256,665	*
David Lacey, M.D.(4)	99,999	*
Leon Chen, Ph.D.(5)	18,333	*
Julia P. Gregory(6)	51,666	*
Lori A. Kunkel, M.D.(7)	55,278	*
Jeffrey Tong, Ph.D.(8)	18,333	*
All executive officers and directors as a group (10 persons)(9)	2,943,595	7.2%

Other 5% stockholders:
Entities affiliated with The Column Group(10)	6,755,881	17.4%
Third Rock Ventures III, L.P.(11)	5,422,549	13.9%
Foresite Capital Fund IV, L.P.(12)	3,250,849	8.4%
Entities affiliated with Wellington Management Group LLP(13)	2,447,584	6.3%
Redmile Group, LLC(14)	2,846,125	7.3%

*	Represents beneficial ownership of less than one percent.

(1)	Represents (i) 308,333 shares of common stock, (ii) 586,850 shares underlying options to purchase common stock that are exercisable within 60 days of January 31, 2021, and (iii) 150,000 shares of common stock held by each of CMS Family Trust DTD, EES Family Trust DTD, IGS Family Trust DTD and LAS Family Trust DTD. Dr. Sands is the trustee of the CMS Family Trust, EES Family Trust, IGS Family Trust and LAS Family Trust.

(2)	Represents (i) 12,000 shares of common stock and (ii) 286,331 shares underlying options to purchase common stock that are exercisable within 60 days of January 31, 2021.

(3)	Represents 256,665 shares underlying options to purchase common stock that are exercisable within 60 days of January 31, 2021.

(4)	Represents (i) 33,333 shares of common stock and (ii) 66,666 shares underlying options to purchase common stock that are exercisable within 60 days of January 31, 2021.

(5)	Represents 18,333 shares underlying options to purchase common stock that are exercisable within 60 days of January 31, 2021. Dr. Chen, a member of our board of directors, is a partner of The Column Group described in note (10) below, but does not hold voting or dispositive power over the shares held by The Column Group. See note (10) below for more information regarding The Column Group.

(6)	Represents 51,666 shares underlying options to purchase common stock that are exercisable within 60 days of January 31, 2021.

(7)	Represents (i) 54,027 shares of common stock and (ii) 1,251 shares underlying options to purchase common January 31, 2021 that are exercisable within 60 days of January 31, 2021.

(8)	Represents 18,333 shares underlying options to purchase common stock that are exercisable within 60 days of January 31, 2021. Dr. Tong, a member of our board of directors, is a partner of Third Rock Ventures, LLC described in note (11) below, but does not hold voting or dispositive power over the shares held by Third Rock Ventures, LLC. See note (11) for more information regarding Third Rock Ventures, LLC.

(9)	Represents (i) 1,124,359 shares of common stock and (ii) 1,819,236 shares underlying options to purchase common stock that are exercisable within 60 days of January 31, 2021.

(10)	Represents (i) 3,394,333 shares of common stock held by The Column Group, LP, or TCG, (ii) 1,989,000 shares of common stock held by The Column Group II, LP, or TCG II, (iii) 686,274 shares of common stock held by Ponoi Capital, LP, or Ponoi, and (iv) 686,274 shares of common stock held by Ponoi Capital II, LP, or Ponoi II. David Goeddel, Ph.D. and Peter Svennilson are the managing partners of (i) The Column Group GP, LP, which is the general partner of TCG, and (ii) The Column Group II GP, LP, which is the general partner of TCG II. Dr. Goeddel, Mr. Svennilson and Tim Kutzkey, Ph.D. are the managing partners of (i) Ponoi Management, LLC, which is the general partner of Ponoi, and (ii) Ponoi II Management, LLC, which is the general partner of Ponoi II. Dr. Goeddel and Mr. Svennilson share voting and investment control over shares held by TCG and TCG II, and Dr. Goeddel, Mr. Svennilson and Dr. Kutzkey share voting and investment control over shares held by Ponoi and Ponoi II. Dr. Goeddel, Mr. Svennilson and Dr. Kutzkey disclaim beneficial ownership of all shares above except to the extent of their pecuniary interest therein. The address of the above persons and entities is 1700 Owens Street, Suite 500, San Francisco, CA 94158.

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(11)	Represents 5,422,549 shares of common stock held by Third Rock Ventures III, L.P., or TRV III. Each of Third Rock Ventures III GP, LP, or TRV III GP, the general partner of TRV III, and Third Rock Ventures GP III, LLC, or TRV III LLC, the general partner of TRV III GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV III LLC, may be deemed to have voting and investment power over the shares held of record by TRV III. The address of Third Rock Ventures is 29 Newbury Street, Boston, MA 02116.

(12)	Based solely on a Schedule 13G filing made by Foresite Capital Fund IV, L.P., or Foresite L.P. on February 16, 2021, consists of 3,250,849 shares of common stock held by Foresite L.P. Foresite L.P. Foresite Capital Management IV, LLC, or FCM IV, is the general partner of Foresite L.P. The managing director of FCM IV, James Tananbaum, may be deemed to have voting and investment power with respect to the shares held by Foresite L.P. The address of Mr. Tananbaum, Foresite L.P. and FCM IV is 101 California Street, Suite 4100, San Francisco, CA 94111.

(13)	Based solely on a Schedule 13G filing made by Wellington Management Group LLP on February 4, 2021, reporting shared voting power of 2,326,626 shares and shared dispositive power over 2,447,584 shares for each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP, and shared voting power of 2,332,098 shares and shared dispositive power over 2,332,098 shares for Wellington Management Company LLP. Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers, are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address for each of these entities is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(14)	Based solely on a Schedule 13G filing made by Redmile Group, LLC on February 16, 2021, consists of 2,846,125 shares of common stock held by certain private investment vehicles and separately managed accounts managed by Redmile Group, LLC, which shares may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and separately managed accounts. The shares may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address of Redmile Group, LLC is One Letterman Drive, Building D, Suite D3-300, San Francisco, CA 94129.

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Description of capital stock

Our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

As of November 30, 2020, there were 38,864,872 shares of our common stock issued and outstanding, held by approximately 146 stockholders of record, and no shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common stock

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend policy.”

Voting rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation, which means that holders of a majority of the shares of our common stock are able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications,

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limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock options

As of November 30, 2020, we had outstanding stock options to purchase an aggregate 4,387,862 shares of our common stock, with a weighted-average exercise price of $10.43.

Registration rights

Certain of our holders of common stock are entitled to certain registration rights with respect to the registration of these shares under the Securities Act. We refer to these shares collectively as registrable securities. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include demand registration rights, piggyback registration rights and short-form registration rights.

The registration rights expire upon the earlier to occur of (i) July 28, 2024, four years following the completion of our initial public offering, (ii) the closing of an acquisition, asset transfer or liquidation event, each as defined in our restated certificate of incorporation or (iii) with respect to any particular holder of these rights holding less than one percent of our outstanding common stock, such time after our initial public offering as the registrable securities held by such holder may be sold within any ninety-day period without restriction pursuant to Rule 144 promulgated under the Securities Act.

We generally will pay all expenses, other than underwriting discounts and commissions, in connection with these registration rights.

Demand registration rights

The holders of at least 66 2/3% of the then-outstanding registrable securities may make a written request to us for the registration under the Securities Act of registrable securities representing at least 66 2/3% of the then outstanding registrable securities held by such holders. Promptly following such request, and only to the extent that the anticipated aggregate offering price to the public of the shares, net of underwriting discounts and commissions, would exceed $10 million, we are obligated to provide written notice of such request to all stockholders and to file a registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 120 days, if we furnish to the holders requesting such registration a certificate stating that, in the good faith judgment of our board of directors, it would be seriously detrimental to us and our stockholders for such registration statement to be effected at such time.

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Form S-3 registration rights

The holders of at least 25% of the then-outstanding registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $7.5 million. The stockholders may only require us to effect two registration statements on Form S-3 in a 12-month period. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 120 days, if we furnish to the holders requesting such registration a certificate stating that, in the good faith judgment of our board of directors, it would be seriously detrimental to us and our stockholders for such registration statement to be effected at such time.

Piggyback registration rights

If we register any of our securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in the registration statement. However, this right does not apply to a Form S-3 registration as described above, or a registration related to any employee benefit plan, corporate reorganization or stock issuance upon conversion of debt securities. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned first to us, second among these holders pro rata, according to the total number of registrable securities originally requested by such holders to be included in the registration statement and third to any other stockholder pro rata. However, the number of shares to be registered by these holders cannot be reduced below 30% of the registrable securities such holders requested to be included in such offering, unless such offering is the initial offering and such registration does not include shares of any other selling stockholders, in which event any or all of the registrable securities of the requesting holders may be excluded.

Anti-takeover provisions

The provisions of DGCL, our restated certificate of incorporation and our restated bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors

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and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated certificate of incorporation and restated bylaw provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•

Board of directors vacancies.    Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified board.    Our restated certificate of incorporation and restated bylaws provide that our board of directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•

Stockholder action; special meetings of stockholders.    Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer, the lead independent director (as defined in our restated bylaws) or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance notice requirements for stockholder proposals and director nominations.    Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our

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restated bylaws specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No cumulative voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws do not provide for cumulative voting.

•

Directors removed only for cause.    Our restated certificate of incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

•

Amendment of charter provisions.    Any amendment of the above provisions in our restated certificate of incorporation requires approval by holders of at least two-thirds of our outstanding common stock unless such amendments are approved by two-thirds of our board of directors, in which case stockholders can approve by a simple majority.

•

Issuance of undesignated preferred stock.    Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

•

Choice of forum.     Our restated certificate of incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws also provide that the federal district courts of the United States of America are, to the fullest extent permitted by law, the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

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Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (800) 937-5449.

Nasdaq Global Market listing

Our common stock is listed on the Nasdaq Global Market under the symbol “NRIX.”

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Material U.S. federal income tax consequences to non-U.S. holders

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or Medicare contribution tax on net investment income and does not deal with state or local taxes, U.S. federal gift and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as:

•	insurance companies, banks and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	dealers and certain electing traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than 5% of our common stock;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock as part of a “straddle,” “conversion transaction,” “synthetic security” or other risk reduction strategy;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF ITS

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PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (a) an individual citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons” have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If the Non-U.S. Holder is an individual non-U.S. citizen, such individual Non-U.S. Holder may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder of our common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled “—Gain on disposition of our common stock.”

Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding tax under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If the Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax under an income tax treaty, such Non-U.S. Holder should consult with its own tax advisor to determine if such Non-U.S. Holder is able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Generally, no withholding tax is required on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United

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States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net-income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the sections below titled “—Backup withholding and information reporting” and “—Foreign accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on disposition of our common stock

Subject to the discussions below under the sections titled “—Backup withholding and information reporting” and “—Foreign accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the common stock.

Gain described in (a) will be subject to tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons. For a corporate Non-U.S. Holder, gain described in (a) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For an individual Non-U.S. Holder described in (b) above, such individual Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided such Non-U.S. Holder have timely filed U.S. federal income tax returns with respect to such losses. With respect to (c) above, in general, we would be a United States real property holding corporation if the fair market value of our U.S. real property interests as defined in the Code and the U.S. Treasury Regulations equaled or exceeded 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we were to be treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock would not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our common stock is in the year of sale regularly traded on an established securities market (within the meaning of applicable U.S. Treasury Regulations). There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

U.S. federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of

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a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup withholding and information reporting

Generally, we or an applicable withholding agent must report information to the IRS with respect to any dividends paid on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the beneficial owner to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to the Non-U.S. Holder, such Non-U.S. Holder should consult its own tax advisor to determine whether such Non-U.S. Holder has overpaid its U.S. federal income tax, and whether such Non-U.S. Holder is able to obtain a tax refund or credit of the overpaid amount.

Foreign accounts

In addition, U.S. federal withholding taxes may apply under provisions referred to as the Foreign Account Tax Compliance Act, or the FATCA, on certain types of payments, including dividends paid to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to

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the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of common stock. Under proposed Treasury Regulations, however, no withholding will apply with respect to payments of gross proceeds. The preamble to the proposed Treasury Regulations specifies that taxpayers are permitted to rely on such proposed Treasury Regulations pending finalization.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

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Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Piper Sandler & Co. and Stifel, Nicolaus & Company, Incorporated are acting as representatives of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Piper Sandler & Co.
Stifel, Nicolaus & Company, Incorporated
RBC Capital Markets, LLC
Needham & Company, LLC
Total

The underwriters will be committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters will have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee will be equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be

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approximately $                million. We will also agree to reimburse the underwriters for reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the shares of common stock offered hereby in an amount not to exceed $                .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We will agree that, subject to certain exceptions, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

Our directors and executive officers, and certain of our significant stockholders, such persons, the “lock-up parties,” have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 90 days for our directors and executive officers, and 60 days for certain of our significant stockholders, after the date of this prospectus, such period, the “restricted period,” may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant, collectively with the common stock, the “lock-up securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

J.P. Morgan Securities LLC, in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

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We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the Nasdaq Global Market under the symbol “NRIX.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters may engage in passive market making transactions in our common stock on Nasdaq prior to the pricing and completion of this offering. Passive market making consists of displaying bids on Nasdaq no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received

Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no securities have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of

Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Notice to prospective investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to prospective investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Confidential Treatment Requested by Nurix Therapeutics, Inc. Pursuant to 17 C.F.R. Section 200.83

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement”

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or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Notice to prospective investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

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Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan

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through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in the Dubai International Financial Centre, or the DIFC

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

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Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

Section 96 (1)(a)

the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorised financial service providers under South African law;

(v) financial institutions recognised as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1)(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South

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Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

Notice to prospective investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

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Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, San Francisco, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

Experts

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended November 30, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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Additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, the exhibits filed therewith or the documents incorporated by reference therein. For further information about us and the common stock offered hereby, reference is made to the registration statement, the exhibits filed therewith and the documents incorporated by reference therein. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, file periodic reports and other information with the SEC. These periodic reports and other information are available at the website of the SEC referred to above. We also maintain a website at www.nurixtx.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus), and the inclusion of our website address in this prospectus is an inactive textual reference only.

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Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-39398):

•	our Annual Report on Form 10-K for the fiscal year ended November 30, 2020, filed with the SEC on February 16, 2021; and

•

the description of capital stock included in our registration statement on Form 8-A, filed with the SEC on July 20, 2020, and any amendments or reports filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to our Corporate Secretary, Nurix Therapeutics, Inc., 1700 Owens Street, Suite 205, San Francisco, CA 94158, telephone (415) 660-5320. Copies of the above reports may also be accessed from our website at ir.nurixtx.com. We do not incorporate the information from our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

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                shares

Common stock

Prospectus

J.P. Morgan	Piper Sandler	Stifel

RBC Capital Markets		Needham & Company

                , 2021

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Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq Global Market listing fee:

Amount paid or to be paid
SEC registration fee		$ *
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the DGCL, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or
•	any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

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The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

Item 15. Recent sales of unregistered securities.

The following lists set forth information regarding all securities sold or granted by the Registrant within the past three years that were not registered under the Securities Act, and the consideration, if any, received by the Registrant for such securities:

(a) Stock option grants

From February 1, 2018 to July 24, 2020 (the date of the filing of its registration statement on Form S-8), the Registrant granted to its employees, directors, consultants and other service providers stock options to purchase an aggregate of 3,918,187 shares of common stock under its 2012 Equity Incentive Plan, or the 2012 Plan, with exercise prices ranging from $1.20 to $17.01 per share.

From February 1, 2018 to July 24, 2020 (the date of the filing of its registration statement on Form S-8), employees, directors, consultants and other service providers of the Registrant exercised stock options granted under the 2012 Plan for an aggregate of 1,182,995 shares of common stock with exercise prices ranging from $0.18 to $9.57 per share for an aggregate exercise price of $1,583,234.

(b) Preferred stock

In March 2020, the Registrant issued and sold to 23 accredited investors an aggregate of 9,431,364 shares of Series D redeemable convertible preferred stock at a purchase price of $12.75 per share, for aggregate consideration of $120.2 million. In connection with the completion of this offering, these 9,431,364 shares of Series D redeemable convertible preferred stock will convert into an equivalent number of shares of the Registrant’s common stock.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the stock certificates issued in each of the foregoing transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such

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information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit number	Description of document	Incorporated by reference
		Form	File No.	Exhibit No.	Filing Date

1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation.	10-Q	001-39398	3.1	October 14, 2020

3.2	Restated Bylaws.	10-Q	001-39398	3.2	October 14, 2020

4.1	Form of Common Stock Certificate.	S-1	333-239651	4.1	July 2, 2020

4.2	Amended and Restated Investors’ Rights Agreement, dated March 9, 2020, by and among the Registrant and certain of its stockholders.	S-1	333-239651	4.2	July 2, 2020

5.1*	Opinion of Fenwick & West LLP.

10.1	Form of Indemnity Agreement.	S-1	333-239651	10.1	July 2, 2020

10.2	2012 Equity Incentive Plan, as amended, and forms of award agreements.	S-1	333-239651	10.2	July 2, 2020

10.3	2020 Equity Incentive Plan and forms of award agreements.	S-1/A	333-239651	10.3	July 20, 2020

10.4	2020 Employee Stock Purchase Plan and forms of award agreements.	S-1/A	333-239651	10.4	July 20, 2020

10.5	Employment Agreement, dated July 15, 2020, by and between the Registrant and Arthur T. Sands.	S-1/A	333-239651	10.5	July 20, 2020

10.6	Employment Agreement, dated July 15, 2020, by and between the Registrant and Gwenn Hansen.	S-1/A	333-239651	10.7	July 20, 2020

10.7	Employment Agreement, dated July 15, 2020, by and between the Registrant and Christine Ring.	10-K	001-39398	10.7	February 16, 2021

10.8	Lease Agreement dated as of March 24, 2014, as amended, by and between the Registrant and ARE-San Francisco No. 26, LLC.	S-1	333-239651	10.8	July 2, 2020

10.9†	Collaboration, Option and License Agreement, dated June 10, 2019, by and between the Registrant and Gilead Sciences, Inc., as amended.	S-1	333-239651	10.9	July 2, 2020

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Exhibit number	Description of document	Incorporated by reference
		Form	File No.	Exhibit No.	Filing Date

10.10†	Collaboration and License Agreement, dated December 19, 2019, by and between the Registrant and Genzyme Corporation, as amended.	S-1	333-239651	10.10	July 2, 2020

10.11†	First Amendment to Collaboration and License Agreement, dated January 6, 2021, by and between the Registrant and Genzyme Corporation.	10-K	001-39398	10.11	February 16, 2021

10.12	Letter Agreement, dated June 15, 2020, by and between the Registrant and Arthur T. Sands.	S-1	333-239651	10.11	July 2, 2020

10.13	Severance and Change in Control Plan and form of Participation Agreement thereunder.	S-1/A	333-239651	10.12	July 20, 2020

21.1	Subsidiaries of the Registrant.	10-K	001-39398	21.1	February 16, 2021

23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.

24.1*	Power of Attorney (included on the signature page of this Registration Statement).

*	To be filed by amendment.

†	Registrant has omitted portions of the exhibit as permitted under Item 601(b)(10) of Regulation S-K.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is

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asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the                day of                , 2021.

NURIX THERAPEUTICS, INC.
By:
Arthur T. Sands President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Arthur T. Sands and Hans van Houte, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution and resubstitution and full power to act without the other, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Arthur T. Sands, M.D., Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Hans van Houte	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2021

David Lacey, M.D.	Chairman and Director	, 2021

Leon Chen, Ph.D.	Director	, 2021

Julia P. Gregory	Director	, 2021

Lori A. Kunkel, M.D.	Director	, 2021

Jeffrey Tong, Ph.D.	Director	, 2021